UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50140

CUSIP NUMBER 00087F 10 2

(Check One): [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q   [  ] Form 10-D   [  ] Form N-SAR    [  ] Form N-CSR

For Period Ended: May 31, 2010
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

SheerVision, Inc.

Full Name of Registrant

Former Name if Applicable

4030 Palos Verdes Drive N., Suite 104

Address of Principal Executive Office (Street and Number)

Rolling Hills, CA 90274

City, State and Zip Code

PART II—RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort and expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[x]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[x]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N- CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III—NARRATIVE

State below, in reasonable detail, the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach extra Sheets if Needed)

The financial statements necessary to file the Form 10-Q in a timely fashion are not completed, and the Registrant cannot do so in a timely manner without unreasonable burden and expense.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Suzanne Lewsadder	(310)	265-8918
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                    [X] Yes  [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                     [X] Yes  [   ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

SheerVision, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 14, 2010	By /s/ Suzanne Lewsadder
Name: Suzanne Lewsadder
Title: Chief Executive Officer

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

SheerVision, Inc. (“we” or “us”) anticipates that it will report significant changes in its results of operations for the three and nine months ended May 31, 2010 as compared to the same periods in the prior fiscal year.

Based on information available to us at this time, net sales increased from $841,533 for the three months ended May 31, 2009 to $950,813 for the three months ended May 31, 2010, gross profit increased from $558,014 for the three months ended May 31, 2009 to $639,768 for the three months ended May 31, 2010, operating expenses increased from $617,260 for the three months ended May 31, 2009 to $626,683 for the three months ended May 31, 2010, other expense decreased from $1,646 for the three months ended May 31, 2009 to other income of $360,403 for the three months ended May 31, 2010,  resulting in a decrease of net loss of $62,492 for three months ended May 31, 2009 to net income of $373,488 for the three months ended May 31, 2010.

The increase in net sales and gross profit for the three months ended May 31, 2010 was attributable to the addition of new members to our direct sales team as well as increased orders from our major OEM customer.  The increase in operating expenses for the three months ended May 31, 2010 was attributable to the increase in salary payments for the expanded direct sales team. The increase in other income for the three months ended May 31, 2010 was attributable to the increase in the fair value of our derivative securities.

Based on information available to us at this time, net sales decreased from  $2,885,255  for the nine months ended May 31, 2009 to $2,228,258 for the nine months ended May 31, 2010, gross profit decreased from $1,795,313 for the nine months ended May 31, 2009 to $1,537,371 for the nine months ended May 31, 2010, operating expenses decreased from $1,904,810 for the nine months ended May 31, 2009 to $1,708,593 for the nine months ended May 31, 2010, other income decreased from $120,165 for the nine months ended May 31, 2009 to $19,608 for the nine months ended May 31, 2010,  resulting in a decrease in net income of $8,269 for the three months ended May 31, 2009 to net loss of $153,214 for the nine months ended May 31, 2010.

The decrease in net sales for the nine months ended May 31, 2010 was principally due to a decrease in purchase orders from our largest distributor. During the first quarter of 2009, our largest distributor, who was then a relatively new strategic partner, was still building up its inventory for initial purchases and for use by its salespeople. In addition, as a result of the impact of the general economic downturn this distributor reduced its inventory levels for items that were not selling as well as originally projected and discounted products to drive sales in a more price-conscious market. Reduced net sales were also more generally attributable to the general economic downturn, the effect of which we felt more fully during the first six months of fiscal 2010. Our decrease in net sales during the nine months ended May 31, 2010 was partially offset by an increase in net sales during the three months ended May 31, 2010. The decrease in gross profits during the nine months ended May 31, 2010 was attributable mainly to a reduction in overall purchase orders from our largest distributor and lower per unit sales prices. The decrease in operating expenses during the nine months ended May 31, 2010 was attributable principally to a reduction in the number of trade shows attended as a result of the departure of our former President and Secretary and a reduction in external accounting costs. The decrease in other income for the nine months ended May 31, 2010 was attributable to a one-time payment for an insurance settlement in 2009 partially offset by an increase in the fair value of our derivative securities during the nine months ended May 31, 2010.

The foregoing is qualified in its entirety by reference to our unaudited financial statements for the quarter ended May 31, 2010 to be filed in our Quarterly Report on Form 10-Q for the quarter ended May 31, 2010.